VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedule
December 31, 2018

VALIC Financial Advisors, Inc.
Index
December 31, 2018

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-15
Supplemental Schedule	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission	16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Allen Parkway
(No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cindy Burnette — 713-831-4132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1000 Louisiana Street, Suite 5800	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Cindy Burnette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALIC Financial Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer/FINOP

Title

ANGELA C. SIMMONS
NOTARY PUBLIC
STATE OF TEXAS
ID 13006848-8
EXP 01-06-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Stockholder of VALIC Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the accompanying Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 15, 2019

We have served as the Company's auditor since 2002

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002
T: (713) 356-4000, F: (713) 356-4717, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2018

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 71,690
Funds deposited with clearing organizations	55
Accounts receivable (including affiliates - Note 3 and 8)	6,268
Dealer concession receivable	1,829
Dealer concession receivable from affiliates	12
Advisory service fee receivable	30,174
Service fee receivable	750
Interest receivable	137
Other assets	27
Total assets	**$ 110,942**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 2,732
Accounts payable (including affiliates - Note 3)	2,972
Commissions payable	15,830
Accrued liabilities	1,815
Total liabilities	**23,349**

Commitments and contingencies (Note 9)

Stockholder's equity

Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	83,562
Total stockholder's equity	**87,593**
Total liabilities and stockholder's equity	**$ 110,942**

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2018

(in thousands of dollars)

Revenues	
Dealer concession revenue	$ 13,616
Dealer concession revenue from affiliates	179,139
Service fee income	21,920
Service fee income from affiliates	1,139
Advisory service fees	129,566
Interest	1,090
Other	47
Total revenues	346,517
Expenses	
Commissions	234,761
General and administrative	24,906
Licenses and fees	1,932
Professional fees	7,978
Clearing fees	1,765
Selling expenses	15
Total expenses	271,357
Income before taxes	75,160
Provision for income taxes (Note 10)	17,518
Net income	$ 57,642

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

(in thousands of dollars)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total	
Balance, as reported December 31, 2017	$	1	$	4,030	$	58,576	$	62,607
Adjustment (Note 2)						(2,656)		(2,656)
Balance, as revised December 31, 2017	$	1	$	4,030	$	55,920	$	59,951
Dividends paid to Parent		-		-		(30,000)		(30,000)
Net income		-		-		57,642		57,642
Balance at December 31, 2018	$	1	$	4,030	$	83,562	$	87,593

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

(in thousands of dollars)

Operating activities	
Net income	$ 57,642
Reconciling adjustments to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Accounts receivable from affiliates	(3,212)
Dealer concession receivable	320
Dealer concession receivable from affiliates	404
Advisory service fee receivable	1,067
Service fee receivable	4,839
Interest receivable	(103)
Other assets	4
(Increase) Decrease in operating liabilities	
Accounts payable	49
Accounts payable to affiliates	2,012
Commissions payable	(1,442)
Accrued liabilities	(104)
Net cash provided by operating activities	61,476
Financing activities	
Dividends paid to Parent	(30,000)
Net cash used in financing activities	(30,000)
Net increase in cash and cash equivalents	31,476
Cash and cash equivalents	
Beginning of year	40,214
End of year	$ 71,690
Supplemental cash flow information	
Federal and State taxes paid	$ 16,050

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Operations**

   VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor.

   The Company is a party to a selling agreement with AIG Capital Services, Inc. ("ACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell shares of mutual funds advised by SunAmerica Asset Management, LLC, also an indirect, wholly owned subsidiary of AIG.

   The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL.

   The Company is a party to a selling agreement with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

2. **Revision of Previously Issued Financial Statements**

   During 2018, the Company identified three distinct errors in its previously issued financial statements.

   As noted in Note 9, the first error related to the recognition of advisory service fees revenue that were billed in error. The advisory service fees revenue billing error began in 2006 and continued until identified in the current year. The impact to 2017 was an overbilling of $128,056 and an overstatement of 2017 net income of $101,164. The cumulative effect of the billing error was an overstatement of revenue of $3,362,262 for the period of 2006-2017.

   Additionally, the Company identified a duplicate recording of certain variable annuity revenue and associated commission expense in the 2017 financial statements. The error resulted in an overstatement of dealer concession revenue from affiliates and an equal overstatement of commissions expense of $5,115,853. The Company also identified an error in the 2017 financial statements related to certain advisory service fees being improperly classified as other revenue. The error resulted in an overstatement of other revenue and an equal understatement of advisory service fees of $2,954,100. The last two errors discussed were isolated to 2017 and represented a gross up of revenues and expenses with no impact to net income.

   Management evaluated the impact of these errors on previously issued financial statements and concluded that the impact of the errors were not material to any previously issued financial

statements; however, because of the significance to the current year financial statements and to appropriately reflect the impact of the correction of the billing errors discussed above in the appropriate periods, management elected to revise previously issued financial statements. As a result of this correction, the following adjustments have been made to the previously reported on December 31, 2017 balances:

(in thousands of dollars)	Balance as of December 31, 2017, as previously reported	Adjustment	Balance as of December 31, 2017, as revised
Federal Income Tax Receivable	$0	$706	$706
Total Assets	$82,786	$706	$83,492
Accounts Payable	$28	$3,362	$3,390
Total Liabilities	$20,179	$3,362	$23,541
Retained Earnings	$58,576	($2,656)	$55,920
Total Stockholder's Equity	$62,607	($2,656)	$59,951
Total Liabilities and Stockholder's Equity	$82,786	$706	$83,492
Dealer concession revenue from affiliates	$162,251	($5,116)	$157,135
Advisory service fees	$109,588	$2,826	$112,414
Other revenue	$3,878	($2,954)	$924
Total Revenues	$314,256	($5,244)	$309,012
Commissions	$214,068	($5,116)	$208,952
Total Expenses	$239,159	($5,116)	$234,043
Income before taxes	$75,097	($128)	$74,969
Provision for income taxes	$27,379	($27)	$27,352
Net Income	$47,718	($101)	$47,617

As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the opening retained earnings in the amount of $2,656,187.

3.   **Significant Accounting Policies**

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal income tax return and certain consolidated state income tax returns filed by AIG. Where the Company does not file a consolidated tax return with AIG, the Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current

VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2018

and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2018, the current federal income taxes receivable from an affiliate was $2,106,000, and the deferred federal income taxes receivable from an affiliate was $48,000. At December 31, 2018, the deferred state income taxes payable was $1,000 and the current state taxes receivable was $552,000.

Cash and Cash Equivalents
Cash of $40,479,000 at December 31, 2018 was deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $31,211,000 at December 31, 2018 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a weighted average maturity of three months or less.

Revenue Recognition
The Company's revenues are derived from dealer concession revenue, service fee income, advisory service fees, and interest on cash. Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and ACS, with which it has entered into certain selling agreements. Advisory service fees represent fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Refer to Note 4 for Revenue from Contracts with Customers.

The following discussion on interest includes the Company's accounting or policy on revenue recognition on revenue outside the scope of ASU 2014-09 Revenue from Contracts with Customers. Interest primarily includes interest on cash and cash equivalents and is accrued as earned.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what

constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's cash and money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a Level 1 security.

There were no Level 2 or Level 3 securities at December 31, 2018. During 2018, there were no transfers of securities between levels.

4. **Revenue from Contracts with Customers**

On January 1, 2018, the Company adopted the new accounting standard for revenue from contracts with customers on a retrospective basis.

The following table presents revenue disaggregated by major source from contracts with customers and a reconciliation to revenues reported in the statement of operations.

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

	Year Ended December 31, 2018
Dealer concession revenue	
Annuities	$167,127
Group retirement plans	12,770
Mutual funds	8,416
Insurance	4,304
General securities	138
Total dealer concession revenue	192,755
Service fee income	
Mutual fund 12b-1 fees	23,059
Total service fee income	23,059
Advisory service fees	
Investment advisory fees	129,566
Total advisory service fees	129,566
Other revenue	
Clearing fees	47
Total other revenue	47
Total revenue from contracts with customers	345,427
Interest	1,090
Total Revenue	$346,517

Dealer Concession Revenue
Annuities and Group Retirement Plans
The Company earns revenue for selling affiliated and unaffiliated fixed and variable annuities. The sponsor provides compensation in the form of commissions on premiums collected, in accordance with the fixed rates applied, as a percentage based on the product type and term, to the amounts invested at the time of sale. The performance obligation is satisfied at the time of each individual sale. These are recognized daily and collected weekly.

Mutual Funds
The Company earns revenue for selling proprietary and non-proprietary mutual funds based on the selling agreements executed with the mutual fund companies. The Company makes reasonable effort to effect any purchases and redemptions of mutual fund shares in accordance with the terms and conditions of the funds' prospectus and statements of additional information at the public offering price applicable to each order. The performance obligation is satisfied at the time of the sale of the mutual fund shares. A portion of the revenue (time of sale revenue) is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly. The remaining revenue (trail revenue) is recognized over the time the client owns the investment or holds the contract and is further described as service fee income below.

Insurance
The Company receives revenue from selling various group, life, and disability insurance policies. The performance obligation is satisfied at the time of each individual sale. The revenue is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly.

Receivables
Receivables from contracts with customers related to dealer concession receivable and dealer concession receivable from affiliates are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to dealer concession receivable and dealer concession receivable from affiliates were $1,829,000 and $ 12,000, respectively, as of December 31, 2018.

Service Fee Income
Mutual Fund 12b-1 fees
The Company earns revenue for servicing fees from proprietary and non-proprietary mutual fund partners whose shares are offered and sold on the Company's investment advisory platforms. The selling agreements with the mutual fund companies include various shareholder servicing tasks (such as development, formulation and implementation of marketing and promotional activities, preparation, printing and distribution of prospectuses and reports) that have been deemed to be perfunctory in nature as the individual tasks identified in the contract are also included in the networking and sub-accounting services. The performance obligation is satisfied at the time of the sale of the shares and the revenue is recognized at the time of sale and recorded as dealer concession revenue. For the second and later years, the distribution fee is deemed to be variable consideration because it is dependent upon future net asset value ("NAV") and the holding period of the underlying assets. The transaction price after the first year is not recognized at the time the performance obligation is satisfied as is variably constrained by factors outside the Company's control including the impact of market movements on NAV and the actions of the fund investors. The revenue will not be recognized until it is probable that a significant reversal will not occur, which is considered removed when NAV and the fund balances are calculated daily.

Revenue from the 12b-1 fees are recognized at a point in time when the fees become known, which is dictated by the contract payout terms (i.e. weekly, bi-monthly, monthly, and quarterly).

Receivables
Receivables from contracts with customers related to service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to service fee receivable was $750,000 as of December 31, 2018.

Advisory Service Fees
The Company earns revenues for providing investment advisory services for certain brokerage customer's managed accounts. The performance obligation for providing advisory services is considered a series of distinct services that are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a fixed rate applied, as a percentage, to the customer's period end value or average daily value. Advisory service fees are accrued daily and invoiced to the customer on a monthly or quarterly basis.

Receivables
Receivables form contracts with customers related to advisory service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to advisory service fee receivables was $30,174,000 as of December 31, 2018.

5. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivables**

Amounts due to the Company at December 31, 2018 consisted of fees and commissions from the Company's clearing broker. These receivables are short term in nature; therefore, the carrying value approximates fair value.

6. **Deposits Held by Clearing Broker**

Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing broker. The Company has funds on deposit with the clearing broker to meet this requirement. As of December 31, 2018, there were no amounts owed to the clearing broker.

7. **Regulatory**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3\%$ of aggregate indebtedness.

At December 31, 2018, the Company had net capital of $49,733,000, which was $48,176,000 in excess of its required net capital of $1,557,000. The ratio of aggregate indebtedness to net capital is .469 to 1. See Schedule I.

The Company claims exemption from the computation for determination of reserve requirements under paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3.

The Company claims exemption from the possession or control requirements under paragraphs (k)(2)(i) and (k)(2)(ii) of rule 15c3-3.

8. **Transactions With Affiliates**

During 2018, the Company paid dividends to VALIC of $30,000,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices of $15,461,000 are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the statement of operations.

Dealer concession revenue from affiliates of $179,139,000 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $9,000 represents amounts due at December 31, 2018 for these services.

Service fee income from affiliates of $1,139,000 consists of concessions from proprietary mutual fund trails.

SASCO charges the Company for various administrative services provided. During 2018, the Company paid SASCO $32,374,000 for these services that are reflected in total expenses in the statement of operations.

Accounts payable to affiliates of $2,971,000 at December 31, 2018 consists of various operating expenses due to VALIC.

During 2018, the Company engaged in selling fixed and variable annuity products of $113,925,000 and group plans of $12,610,000 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the statement of operations.

During 2018, the Company paid $2,396,000 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees deposited by the Company.

Accounts receivable associated with affiliates of $5,366,000 at December 31, 2018 consists of $2,660,000 of various operating expenses due from SASCO and $2,706,000 of taxes. The Company participates in a consolidated federal income tax return with AIG and is subject to a tax sharing agreement. Pursuant to that agreement the Company is owed $2,706,000 for state and federal taxes paid as of December 31, 2018. For the year ended December 31, 2018, pursuant to that agreement, the Company paid $16,050,000 for federal and state taxes.

Balances with affiliates are settled monthly.

VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2018

At December 31, 2018 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
The Variable Annuity Life Insurance Company	$ 2,972	$ -
The Variable Annuity Life Insurance Company - state tax		552
The Variable Annuity Life Insurance Company – federal tax		2,154
SunAmerica Services Company		2,660
	$ 2,972	$ 5,366

9.   Commitments and Contingencies

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

From time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including litigation and arbitrations with private claimants, and informal and formal requests for information, examinations and investigations from various state and federal governmental agencies and self-regulatory organizations. As noted in Note 2, the Company made revisions to its financial statements relating to advisory fee billing which were identified in context of an ongoing SEC examination.   The Company is also currently the subject of an investigation by the SEC whether the Company selected mutual fund share classes that paid the Company 12b1 fees, or received other benefits, without providing appropriate disclosure. The Company is cooperating with the SEC and continues to provide responses to the regulator.   The outcome of these matters, as well as other examinations, investigations and inquiries in the form of potential fines or penalties is possible but non-estimable at this time. However, management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations.   The Company has market risk on its customers' buy and sale transactions.   If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date.   The risk of default depends on the creditworthiness of the retail customers.   The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the

Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to the right. During 2018, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

10. Income Taxes

Tax Reform

On December 22, 2017, the United States enacted Public Law 115-97, known informally as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21%. The Tax enacts numerous other changes which do not materially impact VALIC Financial Advisors, Inc. Consistent with requirements of ASC 740, Accounting for Income Taxes, we measured our deferred tax assets and liabilities with reference to the statutory income tax rate of 21%. The income tax effects attributable to the reduction in the U.S. corporate income tax were fully recognized in the period ending December 31, 2017. The SEC staff issued Staff Accounting Bulletin 118 ("SAB 118"), which provides guidance on accounting for the tax effects of the Tax Act. Per SAB 118, income taxes of those aspects of the Tax Act for which accounting under ASC 740 is complete are reflected on the financial statements. As of December 31, 2018, we have fully completed our accounting for the tax effects of the Tax Act. Although the prescribed measurement period has ended, there are aspects of the Tax Act that remain unclear and additional guidance from the U.S. tax authority is pending. As further guidance is issued by the U.S. tax authority, any resulting changes in our estimates will be treated in accordance with the relevant accounting guidance. The Company does not believe such revisions would have a material impact on its financial position.

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows for the year ended December 31, 2018:

(in thousands of dollars)

	Current	Deferred	Total
Federal	$ 15,254	$ 69	$ 15,323
State income and franchise	2,196	(1)	2,195
	$ 17,450	$ 68	$ 17,518

Our actual income tax rate differs from the federal statutory tax rate due to the following:

Federal	21.0%
State Income and Franchise	2.3%
Effective Tax Rate	23.3%

The difference between the federal statutory tax rate of 21% and the Company's effective income tax rate of 23.3% for the year ending December 31, 2018 is primarily due to the $1,734,000 of state income tax (net of federal benefit).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred income taxes are included in accounts receivable. The significant components of the deferred tax assets and liabilities are as follows:

(in thousands of dollars)

Deferred Tax Assets:

Commission accrual	$	48
Total deferred tax assets		48

Deferred Tax Liabilities:

State income taxes payable		1
Total deferred tax liabilities		1
Net deferred tax assets (included in accounts receivable)	$	47

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under Internal Revenue Service examination for the taxable years 2007-2013. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2008-2018 remain subject to examination by major state tax jurisdictions.

11. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through March 15, 2019, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of
the U.S. Securities and Exchange Commission
December 31, 2018

Schedule I

(in thousands of dollars)

Net capital

Total stockholder's equity	$	87,593
Deductions and/or charges:		
Non-allowable assets:		
Funds deposited with clearing organizations		5
Accounts receivable (including affiliates)		6,268
Dealer concession receivable from affiliates		12
Advisory service fee receivable		30,174
Service fee receivable		750
Other assets		27
Total non-allowable assets		37,236
Net capital before haircuts on securities positions		50,357
Haircuts on securities:		
Money market fund		624
Net capital	$	49,733
Aggregate indebtedness	$	23,349

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	1,557
Excess net capital	$	48,176
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	47,398
Ratio: aggregate indebtedness to net capital		.469 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited amended Form X-17a-5 Part IIA filing on February 25, 2019.